AV. BRIG. FARIA LIMA, 3400 04538-132 SÃO PAULO – SP BRASIL +55.11.3702.2200

June 18, 2018

VIA EDGAR AND COURIER

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington D.C. 20549

Ref:	PagSeguro Digital Ltd.

Draft Registration Statement on Form F-1

CIK No. 0001712807

Dear Ms. Woo:

We are writing to inform the staff of the U.S. Securities and Exchange Commission (the “Staff”) that PagSeguro Digital Ltd. (the “Company”) is publicly filing today the Revised Registration Statement on Form F-1 (the “Revised Registration Statement”) in relation to the Draft Registration Statement on Form F-1 confidentially submitted on June 5, 2018 (the “Registration Statement”), which includes (i) the estimated price range and expected volume of the offering, (ii) certain ordinary course updates and (iii) certain exhibits that had not been previously filed. We have included with this letter three marked copies and one unmarked copy of the Revised Registration Statement.

We thank you for your attention to this filing. If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +55 (11) 3702-2220.

Accounting questions may be directed to Eduardo Alcaro, the Company’s chief financial officer, at +55 (11) 3038-8127. The review partner for this filing at the Company’s audit firm, PricewaterhouseCoopers Auditores Independentes, is Marcos Carvalho, who can be reached at +55 (11) 3674-2000.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

We would be grateful if the Staff could acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who will be waiting.

Very truly yours,

/s/ Robert M. Ellison
Robert M. Ellison

cc:	Eduardo Alcaro – Chief Financial and Investor Relations Officer and Chief Accounting

Officer, PagSeguro Digital Ltd.

Maria Judith de Brito – Director, PagSeguro Digital Ltd.

Marcos Carvalho – Pricewaterhouse Coopers Auditores Independentes

Manuel Garciadiaz – Davis Polk & Wardwell LLP, São Paulo